

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2018

Evan Wasoff
Chief Financial Officer
Intiva BioPharma Inc.
4340 East Kentucky Avenue
Suite 206
Glendale, CO 80246

>   **Re: Intiva BioPharma Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted January 22, 2018**
>   **CIK No. 0001625288**

Dear Mr. Wasoff:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 22, 2018

Cover page

1. Item 501(b)(3) of Regulation S-K requires disclosure of the offering price of your securities to the public, and where such disclosure is impracticable, it is permissible to disclose the method by which the offering price is to be determined. Where your common stock is quoted on the OTC Pink market, it is insufficient to meet the requirements of Item 501(b)(3) to refer to prevailing market prices or negotiated transactions. Please revise to disclose a fixed price at which shares

will be sold until such time that your common stock is listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Risk Factors, page 7

2.   Please add a risk factor discussing the risk that you may not be able to access bank services due to the nature of your business. Alternatively, please tell us why you believe this disclosure is not necessary.

We will depend on certain development partners to conduct our research activities, page 17

3.   The term "Research Partners" implies that you will share the costs and revenues associated with the development and commercialization of a product candidate. If your reference was intended to describe a third party you engage to provide research, clinical trial, consulting or other services in exchange for fees, please revise to clarify. Alternatively, clarify your intention to seek partners who will share in the costs of development and any future revenues.

The control deficiencies in our internal control over financial reporting may until remedied cause errors..., page 24

4.   Your risk factor caption implies that you have identified control deficiencies. If that is accurate, please identify your known deficiencies.

Interests of Named Experts and Counsel, page 31

5.   Please expand your disclosure to indicate that Richard Rubin beneficially owns 200,000 common shares that are included in the registration statement. See Item 509 of Regulation S-K.

Description of Business
The Kotzker Development Project, page 34

6.   Please expand your discussion of the license agreement with Kotzer Consulting LLC to describe each parties rights and obligation sunder the agreement, including all payments made to date, all potential payments, commercialization rights, royalties, term and termination provisions.   Additionally, file the licensing agreement with Kotzer as an exhibit to the registration statement or tell us the basis for your belief that it is not required.

Market Opportunities for our Drug Development Projects, page 38

7.   Please remove the statement to the effect that it is generally agreed that cannabinoid-based drugs have tolerable safety profiles. Given the extremely limited market of approved products, it is inappropriate for you to draw conclusions regarding the safety or efficacy of

any category of potential products as these determinations are within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

Information Incorporated by Reference, page 59

8.   As a former shell company, you are not eligible to incorporate information by reference into the registration statement. Please remove this section. Refer to Instruction VII. D to Form S-1.

Financial Statements
Consolidated Statement of Operations and Comprehensive Loss, page F-3

9.   Tell us how you computed weighted average common shares outstanding of 11,485,325 for the period from March 27, 2017 to June 30, 2017 with reference to the numbers of shares reported on page F-4. If you weighted the shares outstanding assuming a full year tell us why.

You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance